Exhibit 21.1

SUBSIDIARIES OF MOMENTIVE GLOBAL INC.

Name of Subsidiary	Place of Incorporation
Momentive Inc. (formerly SurveyMonkey Inc.)	Delaware

Momentive Canopy Limited (formerly SurveyMonkey Canopy Limited)	Isle of Man

Momentive Europe UC (formerly SurveyMonkey Europe UC)	Ireland

Momentive Canada Inc. (formerly SurveyMonkey Canada Inc.)	British Columbia, Canada

Momentive Netherlands B.V. (formerly Usabilla B.V.)	Netherlands